Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
Supplement dated August 29, 2025
to Pricing Supplement dated July 29, 2025
Equity Index Underlying Supplement dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Prospectus dated February 21, 2024



Principal at Risk Accelerated Participation Securities
Linked to the Dow Jones Industrial Average®
(the "Reference Asset")
CUSIP: 40447CQY9
(the "APS")

This document supplements the offering document referenced above, including in connection with any secondary market transactions in the APS by HSBC Securities (USA) Inc. and its affiliates. Terms used but not defined in this supplement have the meanings set forth in those offering documents.

In the pricing supplement, dated July 29, 2025 and filed with the Securities and Exchange Commission (the "SEC") on July 31, 2025 (the "Pricing Supplement"), the Initial Value was defined, as with respect to the Reference Asset, the arithmetic average of its Official Closing Levels during the Initial Valuation Period, with the Initial Valuation Period being each Scheduled Trading Day from and including July 25, 2025 to and including August 22, 2025 (as listed in Annex A hereto) on which a Market Disruption Event does not occur [1]. Capitalized terms used but not defined herein have the meanings ascribed to those terms in the Pricing Supplement.

The Initial Value of the Reference Asset is 44,551.38.

Date No.	**Scheduled Trading Day**	**Official Closing Level of the Reference Asset**
1	July 25, 2025	44,901.92
2	July 28, 2025	44,837.56
3	July 29, 2025	44,632.99
4	July 30, 2025	44,461.28
5	July 31, 2025	44,130.98
6	August 1, 2025	43,588.58
7	August 4, 2025	44,173.64
8	August 5, 2025	44,111.74
9	August 6, 2025	44,193.12
10	August 7, 2025	43,968.64
11	August 8, 2025	44,175.61
12	August 11, 2025	43,975.09
13	August 12, 2025	44,458.61
14	August 13, 2025	44,922.27
15	August 14, 2025	44,911.26
16	August 15, 2025	44,946.12
17	August 18, 2025	44,911.82
18	August 19, 2025	44,922.27
19	August 20, 2025	44,938.31
20	August 21, 2025	44,785.50
21	August 22, 2025	45,631.74
SUM of Closing Levels / Number of Valuation Dates		935,579.05 / 21
	Arithmetic Mean	44,551.38 [1]

[1] Rounded to two decimal points

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the APS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page 6 of the Pricing Supplement, page S-1 in the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the APS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the APS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Pricing Supplement dated July 29, 2025:
  https://www.sec.gov/Archives/edgar/data/83246/000110465925072563/tm2521972d79_424b2.htm

- The Equity Index Underlying Supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

- The prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

- The prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm